Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com

February 25, 2025

Re:	Klarna Group plc Draft Registration Statement on Form F-1 Confidentially Submitted January 24, 20254 CIK No. 0002003292
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo Christian Windsor Lory Empie Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1, as amended by Amendments No. 1 and No. 2 thereto, confidentially submitted to the Commission on January 24, 2025 (the “Registration Statement”) contained in the Staff’s letter dated February 7, 2025. The Company has revised the Registration Statement in response to the Staff’s comments (except for comments No. 2 and 3, which the Company intends to address separately at a later date, as noted below) and is submitting concurrently with this letter, on a confidential basis via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions.
We bring to the Staff’s attention that Amendment No. 3 has been updated to include the audited consolidated financial statements of the Company and its consolidated subsidiaries as of and for the year ended December 31, 2024. Accordingly, related disclosure throughout Amendment No. 3 has also been updated. In addition, Amendment No. 3 includes disclosure related to the Company’s proposed multi-class share capital structure following the completion of the initial public offering of its ordinary shares.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 3 where the revised language addressing a particular comment appears.

Amendment No. 2 to Confidential Draft Registration Statement on Form F-1 submitted January 24, 2025
General
1.We note the full color presentations included between the cover page and the initial pages of disclosure on page i. In order to present a balanced picture of Klarna’s financial performance on the presentation entitled “Financials at a Glance,” revise to disclose the company’s accumulated deficit as well as its net income for the same period that you present GMV, revenue, active consumers and merchants.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the presentation entitled “Financials at a Glance” in response to include the Company’s net income for the relevant period. The Company further respectfully submits that it does not believe that including its accumulated deficit would be useful to prospective investors in evaluating the Company’s financial performance and future prospects. Over its 20 years of operations, the Company has significantly evolved and expanded its offerings and global presence. In particular, in recent years, the Company has matured its operations, including its credit underwriting capabilities, in several major markets, in particular the United States and the United Kingdom, which contributed to a stark bottom line improvement in recent periods, as more fully described in the Registration Statement. Accordingly, the Company respectfully submits that the financial information included in the as-revised presentation entitled “Financials at a Glance,” as supplemented by financial and other information included elsewhere in the Registration Statement, provides the prospective investors with a complete and accurate understanding of the Company’s financial performance in recent periods and of its future prospects.
Non-IFRS Financial Measures, page 21
2.We note from your response to prior comment 6 that your technology and product development costs do not have a linear correlation with your transaction levels. However, we also note that you have identified your technology platform as a key competitive factor and stated the need to continuously innovate and improve your network. Please further explain why technology and product development costs are excluded from Transaction margin dollars and Transaction margin, including as it relates to these measures as indicators of your ability to attain efficiency and scale. Please quantify the amount of and describe the nature of any variable costs presented within technology and product development costs and provide additional detail for us regarding the nature of all technology and product development costs. For example, we note disclosure on page 132 of your amended submission states that technology and product development expenses consist of personnel-related costs for technology functions as well as hosting, software license and hardware costs.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to address it separately at a later date.
3.Please revise your disclosure to clarify how Transaction margin dollars and Transaction margin are used by management to measure your ability to grow these metrics in new and maturing markets. For example, explain what these non-IFRS measures indicate regarding your expansion efforts through entering into new geographies as compared to offering additional products and services. Also, as part of your revised disclosure, please define new and maturing markets more clearly.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to address it separately at a later date.
Other Risks, page 149
4.We note your disclosure about your significant reliance upon AI throughout your business. We also note your risk factor disclosure about the risks posed by the possibility that your AI and machine learning models may be incorrectly designed or implemented, and that the technology may be impacted by unforeseen defects, technical challenges and performance issues. Revise this section or an appropriate section of your Management’s Discussion and Analysis to address how Klarna monitors, manages and provides governance to address this risk.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 39 and 159 of Amendment No. 3 in response.
Executive and Director Remuneration, page 223
5.We note the Summary Remuneration Table for the year ended December 31, 2024. If any portion of the compensation was paid pursuant to a bonus plan, provide a brief description of the plan and the basis upon which such persons who received such compensation participate in the plan, or advise. Refer to Item 6.B.(1) of Form 20-F.
Response:
The Company respectfully acknowledges the Staff’s comment and notes that no portion of the compensation included in the updated Summary Remuneration Table was paid pursuant to a bonus plan. In particular, the amounts presented under “Equity compensation” with respect to Mr. Siemiatkowski represent the portion of his annual salary as our chief executive officer that was paid in the form of equity awards (rather than in cash). The Company has revised the disclosure on page 232 of Amendment
No. 3 accordingly.
Certain Relationships and Related Party Transactions, page 229
6.We note your disclosure that Klarna’s directors and officers and their immediate family have used Klarna Pay Later and Fair Financing programs. Please clarify that the loans during the period since 2022 were performing under your typical user terms in the countries in which the loans were originated. Also, to the extent that extension of credit under Pay Later and Fair Financing were not made and held by Klarna Bank, please provide us an analysis as to how the extension of credit fit into one or more of the exemptions contemplated by Section 402 of Sarbanes Oxley. Refer to Section 13(k) of the Exchange Act of 1934 and Item 7.B.2 of Form 20-F.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 239 of Amendment No. 3 in response. The Company further advises the Staff that it believes that making the Company’s financing products available to its directors and officers is permissible because such products qualify as extension of consumer credit within the meaning of Section 402 of Sarbanes Oxley. First, the Company’s financing products are offered and extended to natural persons for only specific purchases and the goods and services purchased using such financing products from merchants on the Company’s network are “primarily for personal, family or household purposes.” Second, any consumer loans related to the financing products available to the Company’s directors and officers were and will be (i) made and provided in the ordinary course of the Company’s consumer credit business;
(ii) of the same type that is generally made available by the Company to the public; and (iii) made on the same market terms as those offered to the general public. Accordingly, the Company respectfully submits that the use of its network and financing products by the Company’s directors and officers does not violate Section 402 of Sarbanes Oxley.
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Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP
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